# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Atea Pharmaceuticals, Inc., CIK 0001593899
CUSIP: 04683R106
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 225 FRANKLIN STREET, SUITE 2100, BOSTON, Massachusetts (MA), 02110
Date of event which requires filing of this statement: 04/16/2025
Amends the filing with accession number 0000921895-25-000684
Filed by CIK 0001380585
Persons authorized to receive notices and communications: BRADLEY L. RADOFF, 2727 Kirby Drive, Unit 29L, Houston, Texas (TX), 77098, 713-482-2196; MICHAEL TOROK, 68 MAZZEO DRIVE, Randolph, Massachusetts (MA), 02368, 617-680-6709; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Radoff Family Foundation (CIK 0001496916): type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 185,000; sole dispositive power 0; shared dispositive power 185,000; aggregate amount beneficially owned 185,000 (0.2% of the class)
- Radoff Bradley Louis (CIK 0001380585): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), personal funds (PF), other (OO); sole voting power 3,195,100; shared voting power 185,000; sole dispositive power 3,195,100; shared dispositive power 185,000; aggregate amount beneficially owned 3,380,100 (4% of the class)
- JEC II Associates, LLC (CIK 0001477326): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,300,000; sole dispositive power 0; shared dispositive power 1,300,000; aggregate amount beneficially owned 1,300,000 (1.5% of the class)
- The MOS Trust: type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 100,000; sole dispositive power 0; shared dispositive power 100,000; aggregate amount beneficially owned 100,000 (0.1% of the class)
- MOS PTC, LLC: type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 100,000; sole dispositive power 0; shared dispositive power 100,000; aggregate amount beneficially owned 100,000 (0.1% of the class)
- Torok Michael (CIK 0001967237): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 100,000; shared voting power 1,400,000; sole dispositive power 100,000; shared dispositive power 1,400,000; aggregate amount beneficially owned 1,500,000 (1.8% of the class)
- Berman Howard H. (CIK 0001952986): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Nerium Partners LP (CIK 0001842372): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 54,000; sole dispositive power 0; shared dispositive power 54,000; aggregate amount beneficially owned 54,000 (0.1% of the class)
- Nerium Capital LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 54,000; sole dispositive power 0; shared dispositive power 54,000; aggregate amount beneficially owned 54,000 (0.1% of the class)
- Flynn James P. (CIK 0001955965): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 54,000; sole dispositive power 0; shared dispositive power 54,000; aggregate amount beneficially owned 54,000 (0.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Atea Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 225 FRANKLIN STREET, BOSTON, Massachusetts (MA), 02110

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended to add the following:

Following the entry into the Agreement, as defined and described in Item 4 below, on April 17, 2025, Radoff and JEC (together, the "Radoff/JEC Group") mutually agreed in writing to terminate the Group Agreement (as defined in Amendment No. 1 to the Schedule 13D) pursuant to Section 11 thereof (the "Termination Agreement"). In connection with the Termination Agreement, which is attached as Exhibit 99.2 hereto and incorporated herein by reference, the Reporting Persons are no longer members of a Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 2 to the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by the Radoff Foundation were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 185,000 Shares directly owned by the Radoff Foundation is approximately $581,733, including brokerage commissions.

The Shares directly owned by Mr. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 3,165,100 Shares directly owned by Mr. Radoff is approximately $9,805,752, including brokerage commissions.

The Shares held in the Charitable Account were purchased with donated funds. The aggregate purchase price of the 30,000 Shares held in the Charitable Account is approximately $95,271, including brokerage commissions.

The Shares purchased by JEC II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,300,000 Shares owned directly by JEC II is approximately $4,054,036, including brokerage commissions.

The Shares purchased by MOS Trust were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 100,000 Shares owned directly by MOS Trust is approximately $305,676, including brokerage commissions.

The Shares directly owned by Mr. Torok were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 100,000 Shares directly owned by Mr. Torok is approximately $310,354, including brokerage commissions.

The Shares purchased by Nerium Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 54,000 Shares directly owned by Nerium Partners is approximately $170,096, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On April 16, 2025, the Radoff/JEC Group entered into a letter agreement (the "Agreement") with the Issuer pursuant to which, among other things, the Issuer agreed to appoint Howard H. Berman, Ph.D. to the Board, effective immediately following the Issuer's 2025 annual meeting of stockholders (the "2025 Annual Meeting"), as a Class III director with a term expiring at the Issuer's 2026 annual meeting of stockholders (the "2026 Annual Meeting"). The Issuer also agreed to appoint Dr. Berman as an observer to the Board following the execution and delivery of the Agreement and until Dr. Berman's appointment to the Board. Additionally, pursuant to the Agreement, Franklin Berger will not stand for reelection to the Board as a Class I director when his term expires at the Issuer's 2027 annual meeting of stockholders. In connection with the Agreement, the Issuer also announced that the Board approved a share repurchase program with authorization to repurchase Shares having an aggregate value of up to $25.0 million.

Pursuant to the Agreement, the Radoff/JEC Group is subject to certain customary standstill restrictions from the date of the Agreement until the earlier of (i) 30 days prior to the deadline for the submission of stockholder nominations of directors and business proposals for the 2026 Annual Meeting or (ii) 120 days prior to the first anniversary of the 2025 Annual Meeting (the "Restricted Period"), it being understood that the Issuer will be required to give sufficient advance notice to the Radoff/JEC Group in the event the Issuer determines to advance or delay the 2026 Annual Meeting, so that the Radoff/JEC Group will continue to have no less than 30 days to nominate at such meeting.

Until the expiration of the Restricted Period, the Radoff/JEC Group agreed to vote all Shares beneficially owned by them (of which they have the right or ability to vote as of the applicable record date for such meeting) (i) in favor of the election of each person nominated by the Board for election as a director, (ii) against any stockholder nominations for directors that are not approved and recommended by the Board for election, (iii) against any proposals or resolutions to remove any member of the Board and (iv) in accordance with the recommendation of the Board on all other proposals or business that may be the subject of stockholder action; provided, however, that if Institutional Shareholder Services Inc. ("ISS") and Glass Lewis & Co., LLC ("Glass Lewis") recommend otherwise with respect to any proposals (other than as related to the election or removal of directors), each member of the Radoff/JEC Group is permitted to vote in accordance with such ISS and Glass Lewis recommendations; provided, further, that each member of the Radoff/JEC Group will be permitted to vote in its sole discretion on any proposal with respect to an Extraordinary Transaction (as defined in the Agreement). During the Restricted Period, the Radoff/JEC Group also agreed not to acquire an aggregate beneficial ownership of more than 6.0% of the outstanding Shares.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based on 85,525,179 Shares outstanding as of March 4, 2025, which is the total number of Shares outstanding as disclosed in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 6, 2025.

As of the date hereof, the Radoff Foundation directly beneficially owned 185,000 Shares, constituting approximately 0.2% of the Shares outstanding.

As of the date hereof, 30,000 Shares were held in the Charitable Account, constituting approximately 0.04% of the Shares outstanding.

As of the date hereof, Mr. Radoff directly beneficially owned 3,165,100 Shares, constituting approximately 3.7% of the Shares outstanding. Mr. Radoff, (i) as a director of the Radoff Foundation, may be deemed the beneficial owner of the 185,000 Shares owned by the Radoff Foundation, and (ii) as an advisor to the Charitable Account, may be deemed the beneficial owner of the 30,000 Shares held in the Charitable Account, which together with the 3,165,100 Shares he directly owns, constitutes an aggregate of 3,380,100 Shares beneficially owned by Mr. Radoff, constituting approximately 4.0% of the Shares outstanding.

As of the date hereof, JEC II directly beneficially owned 1,300,000 Shares, constituting approximately 1.5% of the Shares outstanding.

As of the date hereof, MOS Trust directly beneficially owned 100,000 Shares, constituting approximately 0.1% of the Shares outstanding.

As of the date hereof, Mr. Torok directly beneficially owned 100,000 Shares, constituting approximately 0.1% of the Shares outstanding. Mr. Torok, (i) as the Manager of JEC II, may be deemed the beneficial owner of the 1,300,000 Shares owned by JEC II, and (ii) as a Manager of MOS PTC, may be deemed the beneficial owner of the 100,000 Shares owned by MOS Trust, which together with the 100,000 Shares he directly owns, constitutes an aggregate of 1,500,000 Shares beneficially owned by Mr. Torok, constituting approximately 1.8% of the Shares outstanding.

As of the date hereof, Nerium Partners directly beneficially owned 54,000 Shares, constituting approximately 0.1% of the Shares outstanding. Nerium Capital, as the general partner of and investment advisor to Nerium Partners, may be deemed to beneficially own the 54,000 Shares owned by Nerium Partners, constituting approximately 0.1% of the Shares outstanding. Mr. Flynn, as the Chief Investment Officer of Nerium Partners and the Managing Member of Nerium Capital, may be deemed to beneficially own the 54,000 Shares owned by Nerium Partners, constituting approximately 0.1% of the Shares outstanding.

As of the date hereof, Dr. Berman did not beneficially own any Shares, constituting 0% of the Shares outstanding.

Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The transactions in securities of the Issuer by the Reporting Persons since the filing of Amendment No. 1 to the Schedule 13D are set forth in Exhibit 2 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated to read as follows:

As of April 17, 2025, effective upon the Termination Agreement, the Reporting Persons ceased to collectively beneficially own over 5% of the Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On April 16, 2025, the Radoff/JEC Group and the Issuer entered into the Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On April 17, 2025, the Radoff/JEC Group executed the Termination Agreement, thereby terminating the Group Agreement. A copy of the Termination Agreement is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

2 - Transactions in Securities.

99.1 - Agreement, dated April 16, 2025, by and among the Issuer and the Radoff/JEC Group (incorporated by reference to Ex. 10.1 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 17, 2025).

99.2 - Termination Agreement, dated April 17, 2025.

## Signatures
- Radoff Family Foundation: /s/ Bradley L. Radoff, Bradley L. Radoff, Director (04/17/2025)
- Radoff Bradley Louis: /s/ Bradley L. Radoff, Bradley L. Radoff (04/17/2025)
- JEC II Associates, LLC: /s/ Michael Torok, Michael Torok, Manager (04/17/2025)
- The MOS Trust: /s/ Michael Torok, Michael Torok, Manager of MOS PTC, LLC, its Trustee (04/17/2025)
- MOS PTC, LLC: /s/ Michael Torok, Michael Torok, Manager (04/17/2025)
- Torok Michael: /s/ Michael Torok, Michael Torok (04/17/2025)
- Berman Howard H.: /s/ Bradley L. Radoff, Bradley L. Radoff, attorney-in-fact for Howard H. Berman (04/17/2025)
- Nerium Partners LP: /s/ James P. Flynn, James P. Flynn, Managing Member of Nerium Capital LLC, its General Partner (04/17/2025)
- Nerium Capital LLC: /s/ James P. Flynn, James P. Flynn, Managing Member (04/17/2025)
- Flynn James P.: /s/ Bradley L. Radoff, Bradley L. Radoff, attorney-in-fact for James P. Flynn (04/17/2025)